UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for January 28, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol announces plan to respond to the low oil price environment


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Sasol announces plan to respond to the low oil price environment

Sasol announces that it is formulating a comprehensive plan to conserve cash in response to lower international oil prices.

While the detailed actions underpinning Sasol's response plan are being refined, certain decisive measures have already been agreed to and are being implemented. These include identifying opportunities for additional cash savings targeted over the next 30 months. The focus areas are capital portfolio phasing and reductions, capital restructuring, working capital improvements, margin enhancement and further fixed cost reductions. Cash flow improvements actioned in terms of the response plan will be over and above the current target of at least R4 billion in sustainable cost savings by 2016, which was confirmed last year as part of Sasol's business performance enhancement programme.

As a result of the ongoing capital investment reprioritisation exercise, Sasol has decided to delay the final investment decision on its large-scale, gas-to-liquids (GTL) plant in Louisiana. The timing of the decision will take into consideration progress made with the execution of the Company's world-scale ethane cracker and derivatives complex, prevailing market conditions and other strategic investment opportunities.

"Albeit at a much slower pace, we will continue to progress the U.S. GTL facility. This will allow us to evaluate the possibility of phasing in the project in the most pragmatic and effective manner. North America and our home base in Southern Africa remain strategic investment destinations for Sasol," said David Constable, President and Chief Executive Officer.

Sasol is proceeding with the construction of the ethane cracker and derivatives complex in Louisiana. Given the robust project economics, the Sasol team is confident that this facility is the first step in developing the site near Lake Charles into an integrated multi-asset, multi-business hub, which will enable future growth for several decades to come.

In parallel, Sasol will also continue to advance its investments in Southern Africa, including the mine replacement programme and various gas and chemicals projects.

As the Sasol team finalises the details of its response plan, an update on the actions being undertaken will be provided when results are announced for the first half of the 2015 financial year on 9 March 2015.


28 January 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date January 28, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary